EXHIBIT 4(b)(xii)

[LLOYDS TSB LOGO]	25 Gresham Street London EC2V 7HN Telephone: 020 7356 1043 Facsimile: 020 7356 1038 Email: alastair.michie@lloydstsb.co.uk Alastair J Michie Company Secretary

Sir Victor Blank

25th January, 2006

Dear Sir Victor,

LLOYDS TSB GROUP PLC (the “company”) and LLOYDS TSB BANK PLC

I am delighted that the directors have confirmed your appointment to the board of the company as Deputy Chairman from 1 March, 2006 to 11 May, 2006 and, subject to the shareholders electing you as a director, Chairman of the company from 11 May, 2006 on the terms set out below.

All directors of the company also serve on the board of Lloyds TSB Bank plc. You will therefore be appointed to the board of that company. The two boards generally meet simultaneously. This letter sets out the terms of your appointment to the board of the company (“board”).

Appointment

Your appointment is subject to the articles of association of the company from time to time in force and the provisions of the Companies Act 1985.

As noted you will serve as Deputy Chairman from 1 March, 2006 until 11 May, 2006. Thereafter, subject to the shareholders electing you as a director at the company’s annual general meeting on 11 May, 2006, you will serve as Chairman of the company. Continuation of your appointment is contingent upon satisfactory performance and election and re-election as a director at forthcoming annual general meetings as required by the company’s articles of association. If you are not elected or re-elected by the shareholders your appointment shall terminate automatically, with immediate effect and without compensation.

The company may terminate your appointment and this agreement at any time without compensation, subject to six months’ written notice. If you wish to terminate your appointment and this agreement, you must give the company six months’ written notice. If you do not resign from the board, having been requested to do so, the company will be appointed as your attorney to effect your resignation. By countersigning this letter, you irrevocably appoint the company as your attorney to act on your behalf to execute any document or to do anything in your name necessary to effect your resignation in accordance with this letter. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph, a certificate in writing (signed by any director or the Secretary of the company) will be sufficient to prove that the act or thing falls within that authority.

Board committees

As Chairman you will chair the company’s chairman’s committee and nomination committee. You will not be a member of any other committees of the board (unless the board resolves otherwise).

Time commitment

As Chairman you will be required to meet the time commitment described in schedule 3 to this letter.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

The agreement of the board should be sought before accepting additional commitments that might materially affect the time you are able to devote to your role.

The corporate governance code issued by the Financial Reporting Council (the “combined code”) requires the company to include details of your other significant commitments in each annual report and that changes to those commitments be reported to the board as they arise.

Role and duties

Your duties will be those normally required of a non-executive director. Non-executive directors have the same legal responsibilities as any other director. The board as a whole is collectively responsible for promoting the success of the company by directing and supervising the company’s affairs. The key elements of the role of a non-executive director are set out in schedule 1 to this letter. As Deputy Chairman your duties will be as set out in schedule 2 to this letter. As Chairman your duties would include those set out in schedule 3.

We have already notified you that the Financial Services Authority (“FSA”) have cleared your application for approved person/directorship status. In that regard, directors must inform the FSA of any significant changes in their personal circumstances which may have an impact on their status as approved persons/directors.

Status of appointment

As Deputy Chairman you will be a consultant to the company. Upon appointment as Chairman you will become an employee of the company. This letter sets out the only consideration you will receive for performing your duties. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the company’s or Lloyds TSB Group’s remuneration or benefit programmes, arrangements, schemes or plans. For the avoidance of doubt if there is any conflict between this letter and the terms of any staff handbook or staff manual issued to you, the terms of this letter will prevail. In this letter “Lloyds TSB Group” means the company and it subsidiaries (as defined by section 736 of the Companies Act 1985).

Fees and expenses

In consideration for your appointment as Deputy Chairman the company will pay you as Deputy Chairman a fee at the rate of £275,000 per annum.

In consideration for your appointment as Chairman the company will pay you as Chairman a fee at the rate of £550,000 per annum (“annual fees”) and as Chairman provide the following benefits:

life cover providing for a payment equal to four times your annual fees in the event of your death during the term of this agreement provided you comply with any eligibility requirements or other conditions from time to time set by the company and any insurer appointed by the company;

a company car (subject to and in accordance with the rules of the company’s car scheme from time to time), secretarial services and the services of a company driver;

membership of the company’s medical plan (subject to and in accordance with the rules of the plan from time to time including eligibility rules); and

participation in the Lloyds TSB Group sharesave scheme 1997 and Lloyds TSB Group shareplan subject to and in accordance with the relevant rules from time to time.

You will be responsible for the payment of any tax in relation to the provisions of these benefits.

Your fees are inclusive of all services performed by you for any member of the Lloyds TSB Group.

These fees will accrue on a daily basis and be payable monthly in arrears less any tax and national insurance contributions the company is obliged to deduct. These fees will be subject to an annual review by the remuneration committee of the company. If for a reason related to your illness, disability or injury, you are unable to carry out your duties, payment of any fees during any period of incapacity will be at the discretion of the remuneration committee of the company, after the first 3 months of incapacity.

The company will reimburse you in accordance with the company’s articles of association and expenses procedures from time to time in force for any reasonable expenses properly incurred in performing your duties.

Outside Interests

It is accepted and acknowledged that you have business interests other than those of the company. As a condition to your appointment commencing you are required to declare any such directorships, appointments and interests to the board in writing. If you take on any additional business interests or become aware of any potential conflicts of interests, these must be disclosed to the board as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the company or the Lloyds TSB Group you must first discuss the matter with the senior independent director and obtain a resolution of the board authorising such acquisition.

Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, knowhow, business information or other private or confidential information relating to the business, finances or affairs of the company or the Lloyds TSB Group, or any customer of the company or the Lloyds TSB Group, or any other information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the company or any member of the Lloyds TSB Group.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements. The Secretary can provide or obtain advice in relation to these matters.

Induction

Following appointment, the company will provide tailored induction.

Review process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the senior independent director as soon as is appropriate.

Directors’ liability indemnity and insurance

You will have the benefit of any indemnity for directors contained in the articles of association of the company and of any directors’ and officers’ insurance cover maintained from time to time by the company (but this shall not oblige the company to maintain any such cover either at all, or on current terms).

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the company’s expense. A copy of the board’s agreed procedure under which directors may obtain such independent advice is set out in schedule 4 to this letter. The company will reimburse the full cost of expenditure incurred in accordance with the company’s policy.

Disclosure and dealings in shares

The company may be required by a rule of law or regulation of a competent authority or provisions of a code to include in its annual accounts a note of any material interest that a director may have in any transaction or arrangement that the company has entered into. You must disclose any such interest no later than when the transaction or arrangement comes up at a board meeting so that the minutes may record your interest appropriately and our records are updated. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable.

During the continuance of your appointment you will be expected to comply (and to procure that your spouse and your connected persons comply) where relevant with any rule of law or regulation of any competent authority or of the company from time to time in force in relation to dealings in shares, debentures and other securities of the company and unpublished price sensitive information affecting the shares, debentures and other securities of the company.

Details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code, will be sent to you by our Group Compliance Director.

Shareholdings

Directors are encouraged to hold shares in the company and unless you already have a shareholding, you may wish to buy some, so that it appears in the report and accounts, at the end of the year, that you have a stake in the company.

I hope that you will not hesitate to contact me for any assistance in any matters during the term of your appointment.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Yours sincerely,

/s/ Alastair Michie

A.J. Michie
Company Secretary
Lloyds TSB Group plc

I refer to the letter dated 25th January, 2006, of which this is a copy and agree its terms.

EXECUTED as a DEED by in the presence of: Witness’s signature	/s/ M.V. Blank /s/ Lora Fitzsimons

Name	LORA ELAINE FITZSIMONS

Address

Occupation	SECRETARY

SCHEDULE 1

Role of non-executive directors

(extracted from the January 2003 “Review of the role and effectiveness of non-executive directors” by Derek Higgs)

As members of the unitary board, all directors are required to:

•	provide entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	set the company’s strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance; and

•	set the company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

In addition to these requirements for all directors, the role of the non-executive director has the following key elements:

•	Strategy: Non-executive directors should constructively challenge and contribute to the development of strategy.

•	Performance: Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

•	Risk: Non-executive directors should satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible.

•

People: Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

Non-executive directors should constantly seek to establish and maintain confidence in the conduct of the company. They should be independent in judgement and have an enquiring mind. To be effective, non-executive directors need to build a recognition by executives of their contribution in order to promote openness and trust.

To be effective, non-executive directors need to be well-informed about the company and the external environment in which it operates, with a strong command of issues relevant to the business. A non-executive director should insist on a comprehensive, formal and tailored induction. An effective induction need not be restricted to the boardroom, so consideration should be given to visiting sites and meeting senior and middle management. Once in post, an effective non-executive director should seek continually to develop and refresh their knowledge and skills to ensure that their contribution to the board remains informed and relevant.

Best practice dictates that an effective non-executive director will ensure that information is provided sufficiently in advance of meetings to enable thorough consideration of the issues facing the board. The non-executive director should insist that information is sufficient, accurate, clear and timely.

An element of the role of the non-executive director is to understand the views of major investors both directly and through the senior independent director.

The effective non-executive director:

•	upholds the highest ethical standards of integrity and probity;

•	supports executives in their leadership of the business while monitoring their conduct;

•	questions intelligently, debates constructively, challenges rigorously and decides dispassionately;

•	listens sensitively to the views of others, inside and outside the board;

•	gains the trust and respect of other board members; and

•	promotes the highest standards of corporate governance and seeks compliance with the provisions of the Combined Code on Corporate Governance wherever possible.

SCHEDULE 2

Role of the Deputy Chairman

A.	Purpose of the role

To support the Chairman, representing the board and acting as a spokesman, internally and externally.

In the Chairman’s absence, chairing appropriate committees, ensuring that the meetings and agendas are appropriate.

To be available to the Group Chief Executive, directors and senior executives and chairmen of boards of subsidiary and associated companies for consultation and advice.

B.	Key accountabilities

	1.	To deputise for the Chairman in the discharging of his duties (as described in Schedule 3 “Role of the Chairman”).

	2.	To advise and help represent the Chairman at home and overseas and attend the meetings of the board, the chairman’s committee and any other committees as requested by the Chairman or the board.

3.

To be the Chairman’s point of contact with governmental and other institutions in the UK and the European Union and, where appropriate and in conjunction with the executive, to represent the group’s interests and point of view to official enquiries and review bodies.

	4.	To hold a number of subsidiary chairmanships or directorships as requested by the Chairman or the board.

C.	Time Commitment

Attendance at the office on two or three days a week, but accepting that there would be flexibility in the initial period, recognising the possible need for an incumbent to accommodate other interests in a transitional period.

SCHEDULE 3

Role of the Chairman (including Time Commitment)

The chairman is pivotal in creating the conditions for overall board and individual director effectiveness, both inside and outside the boardroom. Specifically, it is the responsibility of the chairman to:

•

run the board and set its agenda. The agenda should take full account of the issues and the concerns of al board members. The agenda should be forward looking and concentrate on strategic matters rather than formulaic approvals of proposals which can be the subject of appropriate delegated powers to management;

•

ensure that the members of the board receive accurate, timely and clear information, in particular about the company’s performance, to enable the board to take sound decisions, monitor effectively and provide advice to promote the success of the company;

•

manage the board to ensure that sufficient time is allowed for discussion of complex or contentious issues, where appropriate arranging for informal meetings beforehand to enable thorough preparation for the board discussion. It is particularly important that directors have sufficient time to consider critical issues and are not faced with unrealistic deadlines for decision-making;

•	take the lead in providing a properly constructed induction programme for new directors that is comprehensive, formal and tailored, facilitated by the company secretary;

•

take the lead in identifying and meeting the development needs of individual directors, with the company secretary having a key role in facilitating provision. It is the responsibility of the chairman to address the development needs of the board as a whole with a view to enhancing its overall effectiveness as a team;

•	ensure that the performance of individuals is evaluated at least once a year; and

•	encourage active engagement by all the members of the board.

The chairman should:

•	uphold the highest standards of integrity and probity;

•	set the agenda, style and tone of board discussions to promote effectiveness decision-making and constructive debate;

•	promote effective relationships and open communication, but inside and outside the boardroom, between non-executive directors and the executive team;

•	build an effective and complementary board and, in conjunction with the nomination committee where appropriate, plan succession in board appointments, subject to board and shareholders’ approval;

•	promote the highest standards of corporate governance;

•	ensure clear structure for and the effective running of board committees;

•	ensure effective implementation of board decisions;

•	establish a close relationship of trust with the chief executive, providing support and advice while respecting executive responsibility;

•	be available to the auditors and the heads of internal audit and compliance;

•	represent the board internally and externally and, in conjunction with the chief executive develop the group’s corporate communications policy; and

•	be perceived as independent and, on appointment meet the independence criteria set out in the “combined code on corporate governance” appended to the listing rules of the UK Listing Authority.

Time Commitment

The Chairmanship of Lloyds TSB Group plc should be the individual’s primary activity.

Attendance at the office on two or three days a week would be appropriate to allow the Chairman to have relevant involvement with the chief executive and the rest of the executive team without detracting from the required degree of detachment from them, and to represent the special interests of the group in the City, as a major financial services organisation. The Chairman shall also expect to be available; for example for site visits and constitutional/representational purposes.

In his report on the role and effectiveness of non-executive directors, Derek Higgs stated:

          “An effective Chairman will spend as much time as needed to fulfil the role”.

Secretary’s Department

October 2005

SCHEDULE 4

Obtaining Independent Professional Advice

Subject to obtaining the prior agreement of:

(1)	either the Chairman or the Group Chief Executive; failing which

(2)	any two independent non-executive directors,

the directors of the company may at any time, individually or collectively, consult the company’s or other independent professional advisers at the company’s expense in the furtherance of their duties as directors of the company.

A record is kept of such agreement, including the names of the directors concerned, the names of the independent professional advisers whose advice was proposed to be sought, a brief summary of the subject matter and an estimate of the cost of obtaining such advice.

If the Group Chief Executive or two independent non-executive directors agree to the taking of such advice, they should forthwith notify the Chairman, unless it appeared to them that the particular circumstances made it inappropriate to do so.